SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           ---------------------------

                                 SCHEDULE 14D-1
                       Tender Offer Statement Pursuant to
             Section 14(d)(1) of the Securities Exchange Act of 1934
                    Under the Securities Exchange Act of 1934
                                 Amendment No. 3

                          Krupp Realty Fund, Ltd. - III
                            (Name of Subject Company)
                        KRF3 Acquisition Company, L.L.C.,
                            KRF Company, L.L.C., and
                    The Krupp Family Limited Partnership - 94
                                    (Bidders)

                     Units of Limited Partnership Interests
                         (Title of Class of Securities)

                                   501128 10 2
                      (CUSIP Number of Class of Securities)

                               Scott D. Spelfogel
                               The Berkshire Group
                                One Beacon Street
                           Boston, Massachusetts 02108
                                 (617) 574-8385

                                 with copies to:
                                 James M. Dubin
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                          New York, New York 10019-6064
                            Telephone: (212) 373-3000
            (Name, Address and Telephone Number of Persons Authorized
           to Receive Notices and Communications on Behalf of Bidders)
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         This Amendment No. 3, dated June 4, 1999 (the "Amendment"), to the
Tender Offer Statement on Schedule 14D-1 originally filed with the Securities and Exchange Commission on May 14, 1999 and amended by Amendment No. 1 thereto dated May 20, 1999 and Amendment No. 2 thereto dated May 28, 1999 (collectively, the "Schedule"), attaches additional solicitation materials sent to holders of Units (as defined below) ("Unitholders") in connection with the Offer (as defined below) and amends and restates Item 8 of the Schedule.

         This Amendment and the Schedule relate to a tender offer by the Purchaser, to purchase any and all outstanding investor limited partnership interests (the "Units") of Krupp Realty Fund, Ltd. - III, a limited partnership organized under the laws of Massachusetts, for $550 per Unit, in cash, less the aggregate amount of distributions per Unit, if any made after May 14, 1999, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Supplement to the Offer to Purchase, each dated as of May 14, 1999 and in the related Agreement of Assignment and Transfer (which together constitute the "Offer").
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Item 8.  Persons Retained, Employed or to be Compensated.

         Item 8 of the Schedule 14D-1 is hereby amended and restated as follows:

         Except as otherwise set forth herein, the Purchaser will pay all costs and expenses of printing, publishing and mailing the Offer.

         The following table sets forth the various expenses in connection with the Offer. All of the amounts shown are estimated except the Commission registration fee.

Commission filing fee.......................................... $        2,750
Legal fees and expenses........................................        150,000
Solicitation Expenses..........................................         72,000
Printing Costs.................................................         15,000
Partnership Transfer Fees......................................         67,500
Miscellaneous..................................................          2,750
                                                                --------------
         Total................................................. $      310,000
                                                                ==============

         The Purchaser has retained Krupp Funds Group Limited Partnership to act as Depositary and Co-Information Agent and Georgeson & Company, Inc. to serve as Co-Information Agent in connection with the Offer. The Purchaser has agreed to pay each of the Depositary and the Information Agents reasonable and customary compensation for their services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and has agreed to indemnify each of them against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws.

         The Purchase will not pay any fees or commissions to any broker or dealer or other person (other than the Information Agents) in connection with the solicitation of tenders of Units pursuant to the Offer.

Item 11. Material to Be Filed as Exhibits.

         Item 11 of the Schedule 14D-1 is hereby amended and supplemented by adding the following exhibits thereto:

         (a)(9)  Additional solicitation material

         (a)(10) Additional solicitation material
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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

Dated:  June 4, 1999


                       KRF3 Acquisition Company, L.L.C.

                                By:      KRF Company, L.L.C.,
                                         its sole member

                                         By:      The Krupp Family Limited
                                                  Partnership - 94,
                                                  its sole member

                                                  By: /s/ Douglas Krupp
                                                      -----------------
                                                      Name: Douglas Krupp
                                                      Title:  General Partner

                       KRF Company, L.L.C.

                                         By:      The Krupp Family Limited
                                                  Partnership - 94,
                                                  its sole member

                                                  By: /s/ Douglas Krupp
                                                      -----------------
                                                      Name: Douglas Krupp
                                                      Title:  General Partner

                       The Krupp Family Limited Partnership-94

                                                  By: /s/ Douglas Krupp
                                                      -----------------
                                                      Name: Douglas Krupp
                                                      Title:  General Partner
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                                  EXHIBIT INDEX


Exhibit No.         Description

(a)(9)              Additional solicitation material

(a)(10)             Additional solicitation material